                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)(AMENDMENT NO. ) (1)

                                LNB Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                             Shares of Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   502100-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 19, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box G.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  1 of 14 Pages

                                  SCHEDULE 13D
CUSIP NO. 502100-10-0                                        PAGE 2 OF 14 PAGES

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                                 (b) [ X ]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           10,600
            BENEFICIALLY                  -------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH                      -------------------------------------
              REPORTING                   9     SOLE DISPOSITIVE POWER
               PERSON                           10,600
                WITH                      -------------------------------------
                                          10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,600
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [   ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN 1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 502100-10-0                                        PAGE 3 OF 14 PAGES

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           GLB BANCORP, INC.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                                 (b) [ X ]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           129,233
            BENEFICIALLY                  -------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH                      -------------------------------------
              REPORTING                   9     SOLE DISPOSITIVE POWER
               PERSON                           129,233
                WITH                      -------------------------------------
                                          10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           129,233
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [   ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 502100-10-0                                        PAGE 4 OF 14 PAGES

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD M. OSBORNE TRUST
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                                 (b) [ X ]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           BK, OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [   ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           121,746
            BENEFICIALLY                  -------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH                      -------------------------------------
              REPORTING                   9     SOLE DISPOSITIVE POWER
               PERSON                           121,746
                WITH                      -------------------------------------
                                          10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           121,746
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    [   ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
-------------------------------------------------------------------------------

         This original Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), GLB Bancorp, Inc., an Ohio corporation ("GLB"), and the Richard M. Osborne Trust, an Ohio trust (the "Trust"), for the purpose of reporting certain acquisitions of shares of common stock, par value $1.00 per share, of LNB Bancorp, Inc., an Ohio corporation.

Item 1.           SECURITY AND ISSUER.

         This Schedule 13D Statement relates to the shares of common stock, par value $1.00 per share (the "Shares"), of LNB Bancorp, Inc., an Ohio corporation ("LNB"), which has its principal executive offices at 457 Broadway, Lorain, Ohio 44052.

Item 2.           IDENTITY AND BACKGROUND.

         (a) The persons filing this Schedule 13D are (i) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, (ii) GLB Bancorp, Inc., an Ohio corporation, and (iii) the Richard M. Osborne Trust, an Ohio trust. Richard M. Osborne is the sole manager of the Fund, Vice-Chairman of the Board of Directors of GLB, and sole trustee of the Trust.

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of GLB is included on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A is the name, address, citizenship and principal business of each corporation in which the occupations of such directors and executive officers are conducted.

         (b) The address of the Fund, the Trust and Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The address of GLB is 7001 Center Street, Mentor, Ohio 44060.

         (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. GLB is a bank holding company. The Trust was established by Mr. Osborne for estate planning purposes. Mr. Osborne's principal occupation is President and Chairman of the Board of Directors of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (d) Negative with respect to the Fund, GLB, the Trust, Mr. Osborne and the directors and executive officers listed on Schedule A.

         (e) Negative with respect to the Fund, GLB, the Trust, Mr. Osborne and the directors and executive officers listed on Schedule A.


                                  5 of 14 Pages

         (f) The Fund is an Ohio limited liability company, GLB is an Ohio corporation, the Trust is an Ohio trust and Mr. Osborne is a citizen of the United States of America.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $1.8 million with a combination of working capital of the Fund and margin debt from First Union Securities, Inc. ("First Union"). Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, First Union has a lien on certain of the Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's First Union margin debt is attached hereto as Exhibit 7.1.

       The Shares reported herein as having been acquired by GLB were acquired for the aggregate purchase price of approximately $3.5 million with GLB's working capital.

       The Shares reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $3.3 million with a combination of funds borrowed from Fifth Third Bancorp Bank ("FTB") and margin debt as described above from First Union. The Trust executed a Draw Note on April 24, 2000, in favor of FTB with an 18 month term, bearing interest at the rate of 0.5% less than the Prime Rate. A copy of the Draw Note setting forth the terms of the borrowing arrangement is attached hereto as Exhibit 7.2. Repayment of the borrowed funds is personally guaranteed by Mr. Osborne and further secured by a pledge of 121,000 of the Shares reported herein as having been acquired by the Trust. A copy of the Unlimited Payment Guaranty and Pledge Agreement setting forth the terms of each are attached hereto as Exhibits 7.3 and 7.4, respectively.


Item 4.       PURPOSE OF TRANSACTION.

         The Fund, GLB and the Trust purchased the Shares to acquire a minority interest in LNB for the purposes of investment. Mr. Osborne has met with the management of LNB to discuss its business strategies, and Mr. Osborne may, in the future, desire to continue such meetings. The Fund, GLB, the Trust and Mr. Osborne reserve the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to LNB's business and other relevant factors.


                                  6 of 14 Pages

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither the Fund, GLB, the Trust nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

        (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNB or any of its subsidiaries;

        (ii) the sale or transfer of a material amount of assets of LNB or any of its subsidiaries;

        (iii) a change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (iv) a material change in the present capitalization or dividend policy of LNB;

        (v) a material change in the business or corporate structure of LNB;

       (vi) a change to the Articles of Incorporation or Code of Regulations of LNB or an impediment to the acquisition of control of LNB by any person;

        (vii) the delisting from the National Association of Securities Dealers Automated Quotation System of the Shares;

        (viii) a class of equity securities of LNB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (ix) any action similar to any of those enumerated in (i) through (viii) above.

       The Fund, GLB, the Trust and Mr. Osborne reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may, in the future, formulate plans and proposals that may result in the occurrence of an event set forth in (i) through
(ix) above or in Item 4 of Schedule 13D.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 4,127,161 Shares outstanding.


                                  7 of 14 Pages

        The Fund beneficially owns 10,600 Shares, or less than 1% of the outstanding Shares. As sole manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares. GLB beneficially owns 129,233 Shares, or approximately 3.1% of the outstanding Shares. None of the directors or executive officers listed on Schedule A own Shares individually. The Trust owns 121,746 Shares, or approximately 2.9% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all such Shares.

        Because of Mr. Osborne's position with the Fund, GLB and the Trust, each of them and Mr. Osborne may be deemed to be a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If such persons are deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act each may be deemed to beneficially own 261,579 shares, or approximately 6.3% of the outstanding shares. The Fund, GLB, the Trust, and Mr. Osborne disclaim beneficial ownership of the Shares held by other members comprising such group.

        (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 10,600 Shares owned by the Fund. GLB has sole power to vote, to direct the voting of, and the sole power to dispose or to direct the disposition of, the 129,233 Shares owned by GLB. Mr. Osborne, as sole trustee of the Trust, has the power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 121,746 Shares owned by the Trust.

        (c) During the past 60 days, the Fund purchased 10,600 Shares in open market transactions as set forth below:

          Date    Number of Shares   Price Per Share
          ----    ----------------   ---------------
        2/24/00         100             $19.19
        2/25/00         100             $19.13
        2/25/00       1,000             $19.13
        3/01/00       3,000             $20.31
        3/02/00       2,500             $19.25
        3/09/00         200             $18.91
        3/17/00       1,000             $19.13
        3/21/00         500             $20.13
        3/21/00         100             $19.94
        3/22/00       1,400             $19.88
        3/29/00         700             $19.96

       During the past 60 days, neither GLB nor any of the directors or executive officers listed on Schedule A have purchased Shares.


                                 8 of 14 Pages

       During the past 60 days, the Trust purchased 121,746 Shares in an open market transaction on April 19, 2000. The price per Share was $26.75.

(d)    Not Applicable.

(e)    Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Not Applicable.


Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 7.1 General Account Agreement Letter to First Union Securities, Inc. (successor-in-interest to Kemper Securities, Inc., predecessor-in-interest to Everen Securities, Inc.) from Turkey Vulture Fund XIII, Ltd.

       Exhibit 7.2 Draw Note by the Richard M. Osborne Trust, in favor of Fifth Third Bancorp Bank

       Exhibit 7.3 Unlimited Payment Guaranty of Richard M. Osborne to Fifth Third Bancorp

       Exhibit 7.4 Pledge Agreement by the Richard M. Osborne Trust to Fifth Third Bancorp

       Exhibit 7.5  Agreement of Joint Filing


                                  9 of 14 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 1, 2000                    TURKEY VULTURE FUND XIII, LTD.


                                       By:   /s/ Richard M. Osborne
                                            ---------------------------
                                             Richard M. Osborne, Manager


Dated:  May 1, 2000                    GLB BANCORP, INC.


                                       By:   /s/ Richard T. Flenner, Jr.
                                            ----------------------------------
                                            Richard T. Flenner, Jr., President


Dated: May 1, 2000                     RICHARD M. OSBORNE TRUST


                                       By:   /s/ Richard M. Osborne
                                            ----------------------------------
                                            Richard M. Osborne, Trustee


                                 10 of 14 Pages

                                  Exhibit Index


Exhibit 7.1 General Account Agreement Letter to First Union Securities, Inc. (successor-in-interest to Kemper Securities, Inc., predecessor-in-interest to Everen Securities, Inc.) from Turkey Vulture Fund XIII, Ltd.

Exhibit 7.2 Draw Note by the Richard M. Osborne Trust, in favor of Fifth Third Bancorp Bank

Exhibit 7.3 Unlimited Payment Guaranty of Richard M. Osborne to Fifth Third Bancorp

Exhibit 7.4 Pledge Agreement by the Richard M. Osborne Trust to Fifth Third Bancorp

Exhibit 7.5                Agreement of Joint Filing


                                 11 of 14 Pages

                                   SCHEDULE A

Name:                       James A. Brown
                            (Director)
Citizenship:                United States
Business Address:           Classic Chevrolet
                            6877 Center Street
                            Mentor, OH
Principal Occupation:       President and owner, Classic
                            Chevrolet

Name:                       James V. Fryan
                            (Director)
Citizenship:                United States
Business Address:           GoodTime III
                            825 East 9th Street
                            Cleveland, OH
Principal Occupation:       Proprietor, GoodTime III

Name:                       George C. Lott
                            (Director)
Citizenship:                United States
Business Address:           258 South Oval Drive
                            Chardon, OH
Principal Occupation:       Retired, Executive Vice
                            President, Great Lakes Bank

Name:                       George X. Mechir
                            (Director)
Citizenship:                United States
Business Address:           1255 Croyden Rd.
                            Lyndhurst, OH
Principal Occupation:       Retired, attorney

Name:                       Jerome T. Osborne, Sr.
                            (Director, Chairman of the Board)
Citizenship:                United States
Business Address:           Osborne, Inc.
                            7954 Reynolds Road
                            Mentor, OH
Principal Occupation:       President, Osborne, Inc.


                                 12 of 14 Pages

Name:                       Richard M. Osborne
                            (Director, Vice-Chairman of the Board)
Citizenship:                United States
Business Address:           OsAir, Inc.
                            8500 Station Street,
                            Suite 113
                            Mentor, OH
Principal Occupation:       Chief Executive Officer and
                            President, OsAir, Inc.

Name:                       Edward R. Pike
                            (Director)
Citizenship:                United States
Business Address:           Ed Pike Lincoln-Mercury
                            9647 Mentor Ave.
                            Mentor, OH
Principal Occupation:       President, Ed Pike
                            Lincoln-Mercury

Name:                       Thomas J. Smith
                            (Director)
Citizenship:                United States
Business Address:           Liberty Self-Stor, Inc.
                            8500 Station Street,
                            Suite 100
                            Mentor, OH
Principal Occupation:       President and Chief Operating
                            Officer, Liberty Self-Stor, Inc.

Name:                       Joseph T. Svete
                            (Director)
Citizenship:                United States
Business Address:           Svete, McGee and Carrabine, Co., LPA
                            100 Parker Court
                            Chardon, OH
Principal Occupation:       Attorney

Name:                       Thomas E. Wheeler
                            (Director)
Citizenship:                United States
Business Address:           Component Repairs Technologies,
                            Inc.
                            4665 Sherwin Rd.
                            Willoughby, OH
Principal Occupation:       President, Component Repairs
                            Technologies, Inc.


                                 13 of 14 Pages

Name:                       Richard T. Flenner, Jr.
                            (Director, President and Chief
                            Executive Officer)
Citizenship:                United States
Business Address:           GLB Bancorp, Inc.
                            7001 Center Street
                            Mentor, OH
Principal Occupation:       President and Chief Executive
                            Officer, GLB Bancorp, Inc.

Name:                       Andrew L. Meinhold
                            (Executive Vice-President and
                            Secretary)
Citizenship:                United States
Business Address:           GLB Bancorp, Inc.
                            7001 Center Street
                            Mentor, OH
Principal Occupation:       Executive Vice-President, GLB
                            Bancorp, Inc.

Name:                       Cheryl J. Mihitsch
                            (Treasurer)
Citizenship:                United States
Business Address:           GLB Bancorp, Inc.
                            7001 Center Street
                            Mentor, OH
Principal Occupation:       Treasurer, GLB Bancorp, Inc.


                                 14 of 14 Pages